CN ENERGY GROUP. INC.

December 29, 2021

Via Edgar

Mr. Tim Buchmiller

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	CN ENERGY GROUP. INC.
Withdrawal of Registration Statement on Form F-1 (File No. 333-259451)

Dear Mr. Buchmiller:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), CN Energy Group. Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-1 (File No. 333-259451) together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was originally filed by the Company on September 10, 2021. The Company is seeking withdrawal of the Registration Statement because the selling shareholders who originally held all shares to be registered by the Registration Statement are eligible to sell those shares under Rule 144 promulgated under the Securities Act. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company respectfully requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

If you have any questions regarding this letter, please do not hesitate to call the Company’s counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

CN Energy Group. Inc.

By:	/s/ Kangbin Zheng
	Name:	Kangbin Zheng
	Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC